May 21, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, D.C. 20549-4628

Attn: Brad Skinner and Jennifer O’Brien

Re:	Apache Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 1, 2019
File No. 001-04300

Ladies and Gentlemen:

Set forth below are the responses of Apache Corporation, a Delaware corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 8, 2019, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, File No. 001-04300 (the “Form 10-K”), filed with the Commission on March 1, 2019.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text, followed by our response to each comment in regular type.

Form 10-K for Fiscal Year Ended December 31, 2018

Business Overview

Production, Pricing and Lease Operating Cost Data, page 7

1.

You disclose production volumes for the United States as a whole. Regarding the Delaware and Midland basins, explain to us how you have considered the requirement to provide separate production disclosure for each field that contains 15% percent or more of your total proved reserves expressed on an oil-equivalent-barrels basis. See Item 1204(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and confirms that, in accordance with Item 1204(a) of Regulation S-K, no field (as defined in Rule 4-10(a)(15) of Regulation S-X) contains 15 percent or more of the Company’s proved reserves for the fiscal year ended December 31, 2018. Regarding the Delaware and Midland basins, the Company considered its existing acreage holdings and acreage concentrations within these basins spanning multiple counties and states. The Company holds and develops multiple distinguishable fields within its acreage independently and separately of each other based on each field’s unique geological structural features and/or stratigraphic conditions. The Company respectfully proposes that in future annual reports on Form 10-K, the Company will affirmatively state that no field contains 15 percent or more of its total proved reserves or, if any field does contain 15 percent or more of the Company’s total proved reserves, will provide annual production volumes for each of the last three fiscal years by final product sold for each such field in accordance with Item 1204(a) of Regulation S-K.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 15. Supplemental Oil and Gas Disclosures (Unaudited), page F-51

2.

The explanation of changes of your proved reserves of oil and gas only addresses the year ended December 31, 2018. Explain to us how you considered the requirement to provide this information for all years for which a complete set of financial statements has been provided. See FASB ASC paragraphs 932-235-50-2 and 932-235-50-5.

Response:

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that the Company, when interpreting FASB ASC paragraph 932-235-50-5, considered the requirement to provide an explanation of changes of its proved oil and gas reserves “during the year” as referring to the current year only. The Company will disclose an explanation of significant changes of its proved reserves of oil and gas for each of the three years presented in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The Company confirms the explanation of changes of its proved oil and gas reserves for the prior periods presented has not changed from those disclosed in its 2016 and 2017 Form 10-K filings.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 296-6800.

Sincerely,

APACHE CORPORATION

By:	/s/ Rebecca A. Hoyt
Rebecca A. Hoyt
Senior Vice President, Chief Accounting Officer and Controller

cc:	John Clutterbuck (By Email) Hunton Andrews Kurth LLP